Exhibit 99.1

Double Hull Tankers, Inc. to Acquire 2001 Built Suezmax Tanker
with Long Term Employment to Overseas Shipholding Group, Inc.

ST. HELIER, JERSEY, CHANNEL ISLANDS, July 27, 2007 – Double Hull Tankers, Inc. (“DHT”) (NYSE:DHT) today announced that it has entered into an agreement to acquire a 2001 built 164,000 deadweight tonne Suezmax tanker for $92.7 million for delivery in November / December 2007.  The vessel will be chartered to Overseas Shipholding Group, Inc. (NYSE:OSG) for seven years. The bareboat charter incorporates a profit sharing element.

The addition of this vessel to DHT’s fleet is expected to be accretive to distributable cash flow prior to profit sharing.

The charter has a bareboat rate of $26,300 per day for the first three years and $25,300 per day for the last four years. In addition to the bareboat rate, DHT will, through the profit sharing element of the charter agreement, earn 33% of the vessel’s earnings above the time charter equivalent of $35,000 per day for the first three years and above $34,000 per day for the last four years, calculated on a four quarter rolling average.

The completion of the acquisition is subject to a number of customary closing conditions. DHT plans to finance the purchase through its current facility with The Royal Bank of Scotland.

The acquisition of the vessel is consistent with DHT’s strategy of having a fleet of modern, high quality vessels providing for stable earnings with upside potential through profit sharing arrangements.  Also, the addition of a Suezmax tanker is in line with DHT’s strategy to diversify its fleet and to charter the vessels to first rate charterers.

Forward Looking Statements
This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuildings, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.”  All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our latest annual report on Form 20-F entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov.  These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO Phone: +44 1534 639 759 and +47 412 92 712 E-mail: info@dhtankers.com and eu@tankersservices.com